

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 5, 2006

Via Mail and Fax

Mr. Robert M. Carmichael
Chief Executive Officer and Chief Financial Officer
United Companies Corporation
940 N.W. 1st Street
Fort Lauderdale, FL 33311

> **RE:** **United Companies Corporation**
> **Form 10-KSB: For the Year Ended December 31, 2005**
> **File Number: 333-99393**

Dear Mr. Carmichael:

We have reviewed the above referenced filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-KSB: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page F-6
Note 9. Secured Convertible Debentures, page F-14

1. Please provide us with a detailed analysis that supports your accounting for the conversion feature of the convertible debentures. It appears that the conversion feature may be a derivative that should be bifurcated and accounted for pursuant to SFAS 133. Your analysis should specifically address paragraphs 12 and 6 of SFAS 133, and paragraphs 4 and 12 through 32 of EITF 00-19 relative to paragraph 11.a(2) of SFAS 133, as well as any other guidance you believe is relevant. If upon

reconsideration you determine that accounting pursuant to SFAS 133 is appropriate, tell us how amounts reported on a quarterly and annual basis for 2004 and 2005 would change and how the revised amounts were determined.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief